Exhibit 99.30

PRESS RELEASE

Wednesday, May 9, 2007

Inter-Citic Closes $6.75 Million Private Placement Financing

* NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES *

OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, ONTARIO, May 9, 2007: Inter-Citic Minerals (“Inter-Citic” or “the Company”) announced today the closing of its previously announced private placement financing for gross proceeds of $6,746,040.

The financing as closed consisted of 4,818,600 units (“Units”) of the Company at a price of $1.40 per Unit. Each Unit consists of one common share and one-half of one common share-purchase warrant, with each whole warrant entitleing the holder to acquire one common share of the Company at a price of $1.95 until May 9, 2008 and thereafter at a price of $2.25 per common share until November 9, 2008, at which time any unexercised warrants will expire.

The financing syndicate was co-led by Pacific International Securities Inc. and Wellington West Capital Markets Inc. The Company paid the agents a commission of $404,762.40 in connection with the financing, of which $233,962.40 was paid in cash and the remaining $170,800 was paid through the issuance of 122,000 Units at a price of $1.40 per Unit. In addition, the Company issued 289,116 agent’s warrants (“Agent’s Warrants”). Each Agents’ Warrant entitles the holder to acquire one common share of the Company at any time within twelve (12) months from the closing of the offering at a price of $1.50 per share.

Proceeds from the private placement will be used to finance further exploration of the Company’s interests in its Dachang Gold Project in China and for general working capital purposes.

The securities (and all underlying securities) will be subject to a four-month hold period under applicable law.

The balance of the offering, consisting of up to 785,400 Units for gross proceeds of $1,099,560, is being conducted by the Company on a non brokered basis. Closing of the non brokered offering will occur upon receipt of signed documents from the subscribers.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities being offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Act”) or any state securities laws and may not be offered or sold within the United States or to “U.S. Persons”, as such term is defined in the Act, unless registered under the Act and applicable state securities laws or an exemption from such registration is available.

ON BEHALF OF THE BOARD OF

INTER-CITIC MINERALS INC.

“James J. Moore”

James J. Moore, President and CEO

ABOUT INTER-CITIC

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China. The Company has strategic partnerships with several large financially strong and established groups in China to facilitate investment in China for both Western and Chinese partners. Inter-Citic is listed on the Toronto Stock Exchange under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

VP Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072

www.inter-citic.com

invest@inter-citic.com

Investors are encouraged to review “Risk Factors” associated with the Dachang project as outlined in the Company’s regulatory filings available on the SEDAR website at www.sedar.com.

The statements herein that are not historical facts are forward-looking statements. These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the company’s interim and annual Management’s Discussion and Analysis with Canadian securities regulators. Actual results could differ from those currently projected. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.